Filed pursuant to Rule 424(b)(3)
Registration Statement No. 333-216891

Prospectus Supplement No. 8
(To Prospectus dated May 17, 2017)

ENERGY RESOURCES 12, L.P.

An Offering of Common Units of Limited Partnership Interest
Minimum Offering: 1,315,790 Common Units
Maximum Offering: 17,631,579 Common Units

This Prospectus Supplement No. 8 supplements and amends the prospectus dated May 17, 2017, referred to herein as the Prospectus. Prospective investors should carefully review the Prospectus, Prospectus Supplement No. 6 dated February 12, 2018 (which is cumulative and replaces all prior supplements), Prospectus Supplement No. 7 dated March 20, 2018 and this Prospectus Supplement No. 8.

This prospectus supplement is qualified by reference to the Prospectus, except to the extent that the information in this prospectus supplement updates or supersedes the information contained in the Prospectus, including any supplements thereto. This Prospectus Supplement No. 8 is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, Prospectus Supplement No. 6 and Prospectus Supplement No. 7.

There are significant risks associated with an investment in our common units. These risks are described under the caption “Risk Factors” beginning on page 17 of the Prospectus, as updated on page S-3 in Prospectus Supplement No. 6 and page S-1 in Prospectus Supplement No. 7.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Prospectus Supplement No. 8 or the accompanying Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is July 13, 2018.

TABLE OF CONTENTS

Recent Developments	S-1
Status of the Offering	S-2

The following disclosure is hereby inserted as a new section following the section entitled Proposed Activities – Well Operations on page 65 of the Prospectus.

RECENT DEVELOPMENTS

On June 29, 2018, Energy Resources 12 Operating Company, LLC (“Buyer”), a wholly-owned subsidiary of Energy Resources 12, L.P. (the “Partnership”), entered into a Purchase and Sale Agreement (“Purchase Agreement”) with Bruin E&P Non-Op Holdings, LLC (“Seller”), for the potential purchase of Seller’s interest in certain non-operated oil and gas properties and the related rights, resulting in an approximate average 2.8% non-operated working interest in approximately 236 existing producing wells and 23 wells in various stages of the drilling and completion process, predominantly in McKenzie, Dunn, McLean and Mountrail counties of North Dakota (the “Target Assets”). The Partnership currently owns an approximate average 2.9% non-operated working interest in the properties of which the Target Assets are a part (collectively, the “Bakken Assets”); therefore, if all conditions to closing are met under the Purchase Agreement, the Partnership’s average non-operated working interest in the Bakken Assets would increase to a total of approximately 5.7%. The Bakken Assets are operated by 14 third-party operators on behalf of the Partnership and other working interest owners.

S-1

The Bakken Assets are located in the Bakken Shale formation, including the Antelope, Spotted Horn, Squaw Creek and Reunion Bay fields. The Bakken Shale and its close geologic cousin, the Three Forks Shale, are found in the Williston Basin, centered in North Dakota and are two of the largest oil fields in the U.S. While oil has been produced in North Dakota from the Williston Basin since the 1950s, it is only since 2007 through the application of horizontal drilling and hydraulic fracturing technologies that the Bakken has seen an increase in production activities.

Pursuant to the Purchase Agreement, the purchase price for the Target Assets is $82.5 million, subject to customary adjustments. On June 29, 2018, the Partnership, on behalf of the Buyer, funded a deposit of 5% of the purchase price, or $4,125,000 (the “Deposit”), to the Seller to be applied toward the purchase price at closing or to be released to the Seller if the transaction does not close by the outside closing date due to the Buyer’s breach of the Purchase Agreement. In the event the transaction does not close due to a breach by Sellers, the Deposit will be refunded to the Partnership. If the Buyer does not perform under the contract as a result of its diligence review or otherwise breach the Purchase Agreement, the Sellers’ sole remedy against the Buyer is release of the Deposit to the Seller. The final settlement purchase price is subject to the customary post-closing adjustments, as defined and identified in the Purchase Agreement.

The closing of the Purchase Agreement is subject to the satisfaction of a number of required conditions which currently remain unsatisfied under the Purchase Agreement. Consummation of the acquisition is subject to the Buyer’s satisfactory completion of the review of title, environmental investigations, financial analysis and geological analysis, obtaining sufficient financing to fund the purchase price and other due diligence. Accordingly, there can be no assurance at this time that all of the conditions precedent to consummating the Purchase Agreement will be satisfied, that the Partnership will find the results of its diligence investigation acceptable, that the Partnership will be able to obtain sufficient financing on terms reasonably acceptable or that the transaction will be successfully completed.

The Partnership has engaged Regional Energy Investors, LP (“REI”) to perform advisory and consulting services and support the Buyer through closing of the Purchase Agreement, including assistance with due diligence related to the Target Assets and obtaining financing for the proposed transaction. The Partnership will pay REI a total of approximately $4.1 million for its advisory and consulting services. REI is also entitled to a fee of 5% of the gross sales price in the event the Partnership disposes any or all of the Target Assets, if surplus funds are available after Payout to the holders of the Partnership’s common units, as defined in the Partnership’s prospectus. REI is owned by entities that are controlled by Anthony F. Keating, III, Co-Chief Operating Officer of Energy 11 GP, LLC, and Michael J. Mallick, Co-Chief Operating Officer of Energy 11 GP, LLC. Glade M. Knight and David S. McKenney are the Chief Executive Officer and Chief Financial Officer, respectively, of Energy 11 GP, LLC as well as the Chief Executive Officer and Chief Financial Officer, respectively, of Energy Resources 12 GP, LLC, the General Partner of the Partnership.

STATUS OF THE OFFERING
On June 28, 2018, the Partnership closed on the issuance of approximately 0.6 million additional common units through its ongoing best-efforts offering, representing gross proceeds to the Partnership of approximately $11.7 million and proceeds net of selling and marketing expenses of approximately $11.0 million. As of June 30, 2018, the Partnership had completed the sale of a total of approximately 5.2 million common units for total gross proceeds of approximately $100.5 million and proceeds net of selling and marketing expenses of $94.5 million. As of June 30, 2018, 12,474,181 common units remain unsold. The Partnership is continuing the offering at $20.00 per common unit in accordance with the Prospectus.

S-2